For the fiscal period ended (b) 12/31/99
File number 811-3623

                        Sub-Item 77-J

                          EXHIBITS

Reclassification of Capital Accounts:  The
Series Fund accounts for and reports
distributions to shareholders in accordance with the American Institute of Certified
Public Accountants' Statement of Position 93-
2:  Determination, Disclosure, and Financial
Statement Presentation of Income, Capital
Gains, and Return of Capital Distributions by
Investment Companies. As a result of this statement, the Series Fund changed the classification of distributions to shareholders to disclose the amounts of undistributed net investment income and accumulated net realized gain (loss) on investments available for distributions determined in accordance with income tax regulations. For the year ended December 31, 1999, the application of this statement increased (decreased) undistributed net investment income ("UNI") and accumulated net realized gain (loss) on investments ("GL") by the following amounts:


UNI                                GL
Equity
(a)...........................................
 ..............................................
 .
(140,882)
140,882
Global
(a)(b)........................................
 .......................................
10,379,730                                          (10,379,730)
Natural Resources
Portfolio(b).................      453,491            (453,491)
(a)  Reclassification of 988 foreign exchange gain (loss).
(b) Reclassification of passive foreign investment companies' gains.

Net investment income, net realized gains and net assets were not affected by these reclassifications.